

December 11, 2015

Mail Stop 4631

<u>Via E-mail</u>
Mr. Stephen R. Wherry
Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
The Goldfield Corporation
1684 W. Hibiscus Boulevard
Melbourne, FL 32901

>   **RE: The Goldfield Corporation**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed March 30, 2015**
>   **File No. 1-7525**

Dear Mr. Wherry:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Business, page 1</u>

1.   You do not discuss your involvement in the purchase, development, or sale of real estate under this section or MD&A. We note that in 2014 you engaged in sales of $3.1 million of residential properties, and that you present yourself as being involved in the business of development residential real estate on your website. In future filings please present a complete description of your lines of business.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leland Benton, Staff Attorney, at (202) 551-3791 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction